Exhibit 99.4

Coro Mining Corp.

Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2018 and 2017

(Unaudited, expressed in U.S. dollars, except where indicated)

Coro Mining Corp.

Condensed Interim Consolidated Statements of Financial Position

As at June 30, 2018 and December 31, 2017

(Unaudited, expressed in U.S. dollars, except where indicated)

	June 30, 2018	December 31, 2017
	$000's	$000's
Assets
Current assets
Cash and cash equivalents	2,891	2,811
Accounts receivable and prepaid expenses (note 4)	4,411	3,299
Inventories (note 5)	3,115	1,956
	10,417	8,066
Property, plant and equipment (note 6)	28,871	28,790
Exploration and evaluation assets (note 7)	9,049	5,930
Total assets	48,337	42,786

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 8)	8,108	10,819
Current portion of other debt (note 9)	20,135	3,412
	28,243	14,231
Non-current portion of other debt (note 9)	853	250
Restoration provision	6,662	6,583
Total liabilities	35,758	21,064

Shareholders' equity
Common shares (note 10)	92,635	92,635
Contributed surplus	8,002	7,789
Accumulated other comprehensive income ("AOCI")	778	439
Deficit	(88,836)	(74,331)
	12,579	26,532
Non-controlling interest ("NCI")	-	(4,810)
Total equity	12,579	21,722
Total liabilities and equity	48,337	42,786

Nature of operations and going concern (note 1)
Commitments (note 16)
Subsequent events (note 17)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Coro Mining Corp.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in U.S. dollars, except where indicated)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2018	2017	2018	2017
	$000's	$000's	$000's	$000's
Expenses
Exploration expenditures (note 12)	379	38	798	56
Care and maintenance costs (note 6)	306	-	712	-
Writedown and impairments (note 6)	2,641	220	4,262	220
Depreciation and amortization	23	6	43	11
Legal and filing fees	92	28	122	53
Other corporate costs	142	106	310	261
Salaries and management fees	344	177	788	407
Share-based payments expense	122	294	214	495
Operating loss	4,049	869	7,249	1,503

Finance expense (income)	85	(123)	113	(217)
Foreign exchange loss	462	96	487	164
Other expense (income)	5	1	8	(12)
Loss for the period	4,601	843	7,857	1,438

Attibutable to:
Owners of the parent	4,602	832	7,326	1,420
Non-controlling interests	(1)	11	531	18
	4,601	843	7,857	1,438
Other comprehensive income
Items that may be reclassified subsequently to net income:
Foreign currency translation adjustment	(196)	(36)	(339)	(86)
Loss and comprehensive loss for the period	4,405	807	7,518	1,352

Attibutable to:
Owners of the parent	4,406	796	6,987	1,334
Non-controlling interests	(1)	11	531	18
Loss and comprehensive loss for the period	4,405	807	7,518	1,352

Basic and diluted loss per share ($ per share)	$0.01	$0.00	$0.01	$0.00
Weighted average shares outstanding (000's)	651,930	574,040	651,930	529,917

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Coro Mining Corp.

Condensed Interim Consolidated Statements of Shareholders’ Equity

For the six months ended June 30, 2018 and 2017

(Unaudited, expressed in U.S. dollars, except where indicated)

	Attributable to owners of the parent
	Shares
	Number		Contributed					Total
	of shares	Amount	Surplus	AOCI	Deficit	Total	NCI	Equity
	#000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's
Balance at January 01, 2017	483,425	74,477	7,155	571	(60,708)	21,495	779	22,274
Shares issued (note 10)	107,680	11,699	-	-	-	11,699	-	11,699
Warrants exercised	2,163	244	-	-	-	244	-	244
Share-based payments (note 11)	-	-	512	-	-	512	-	512
Comprehensive income (loss)	-	-	-	86	(1,420)	(1,334)	(18)	(1,352)
Balance at June 30, 2017	593,269	86,420	7,667	657	(62,128)	32,616	761	33,377

Balance at January 01, 2018	651,930	92,635	7,789	439	(74,331)	26,532	(4,810)	21,722
Share-based payments (note 11)	-	-	213	-	-	213	-	213
Comprehensive income (loss)	-	-	-	339	(7,326)	(6,987)	(531)	(7,518)
Acquisition of non-controlling interest (note 3)	-	-	-	-	(7,179)	(7,179)	5,341	(1,838)
Balance at June 30, 2018	651,930	92,635	8,002	778	(88,836)	12,579	-	12,579

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Coro Mining Corp.

Condensed Interim Consolidated Statements of Cash Flows

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in U.S. dollars, except where indicated)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2018	2017	2018	2017
	$000's	$000's	$000's	$000's
Cash flows from operating activities
Loss for the period	(4,600)	(843)	(7,856)	(1,438)
Items not affecting cash
Depreciation and amortization	23	6	43	11
Writedown and impairments (note 6)	2,641	220	4,262	220
Share-based payment expense	122	294	214	495
Fair value on debt interest	16	-	16	-
Accretion expense	26	-	51	-
Other	-	1	4	(12)
	(1,772)	(322)	(3,266)	(724)
Change in non-cash operating working capital
Decrease (increase) in receivables and prepaid	104	(5)	173	(3)
Decrease (increase) in inventory	(874)	(522)	(1,159)	(75)
Decrease in accounts payable and accruals	(74)	(442)	135	(11)
	(2,616)	(1,291)	(4,117)	(813)
Cash flows from financing activities
Deferred consideration	-	(281)	-	(563)
Finance lease payments	-	(47)	(30)	(120)
Issuance of common shares net	-	10,031	-	11,943
Repayment of loans (note 9)	(375)	-	(563)	-
Other debt (note 9)	11,000	750	16,000	750
	10,625	10,453	15,407	12,010
Cash flows from investing activities
Proceeds from investments	-	-	21	-
Property, plant and equipment (note 6)	(9,721)	(5,193)	(17,605)	(10,841)
Proceeds from pre-commercial production sales	4,271	2,563	9,617	5,149
Rayrock acquisition	-	(5,347)	-	(5,347)
Deferred exploration and evaluation assets (note 7)	(1,276)	(908)	(3,082)	(1,720)
Payments to acquire non-controlling interest (note 3)	(500)	-	(500)	-
	(7,226)	(8,885)	(11,549)	(12,759)

Effect of exchange rate changes on cash	195	34	339	85

Decrease (increase) in cash and cash equivalents	978	311	80	(1,477)

Cash and cash equivalents: beginning of the period	1,913	2,469	2,811	4,257

Cash and cash equivalents: end of the period	2,891	2,780	2,891	2,780

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Coro Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in U.S. dollars, except where indicated)

1 Nature of operations and going concern

Coro Mining Corp. (the “Company” or “Coro”) and its subsidiaries are engaged in the exploration and development of copper projects in Chile. The Company was incorporated on September 22, 2004 and commenced activities in 2005. The Company’s registered office is Suite 2600, Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia, Canada.

Going concern

These condensed interim consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to interim financial reporting and to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business. For the six months ended June 30, 2018, the Company reported a $7.9 million loss and cash outflows from operating activities of $4.1 million. As at June 30, 2018, the Company had a working capital deficit of $17.8 million, principally arising from its subsidiary Sociedad Contractual Minera Berta (“SCMB” or “SCM Berta”).  These circumstances indicate the existence of a material uncertainty related to events or conditions that may cast significant doubt about the Company’s ability to continue as a going concern and accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

In April 2018, Coro entered into a $12 million SCMB financing arrangement for the SCM Berta operation with Coro retaining an interest in the existing SCM Berta operation and the right to participate in the future capital development of the project. Coro agreed to a binding term sheet with Greenstone Resources II (“GSII”), an affiliate of Coro’s largest shareholder, Greenstone, whereby GSII would invest up to $12 million directly in SCMB by way of a convertible loan (the “SCMB Financing”). The SCMB Facility is structured as a secured loan; convertible into shares of Coro’s newly formed wholly owned subsidiary Rising Star Copper Limited (“RSC”) which holds a 100% interest in Minera Coro Chile SpA (“MCC”) (formally Minera Coro Chile Limitada). As at June 30, 2018, MCC held a 100% interest in SCM Berta.

As at June 30, 2018, an initial $9 million of the $12 million had been advanced under the GSII convertible loan.

On August 7, 2018, the Company announced the closing of a non-brokered private placement for $10 million and the launch of a sub-guaranteed rights offering for $26 million which is expected to be completed at the end of September 2018. These financings combined provide confidence in the near-term financial viability of the Company (See note 17).

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations, fund its mining interest expenditures and meet its obligations as they fall due is dependent on management's ability to secure additional financing. These financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying financial statements. These adjustments could be material.

2 Significant accounting policies

a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board ("IASB"), and its interpretations. Accordingly, these Financial Statements do not include all of the information and footnotes required by IFRS for complete annual financial statements, and should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2017 and the consolidated interim financial statements as at and for the period ended March 31, 2018.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on August 13, 2018.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Coro Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in U.S. dollars, except where indicated)

2 Significant accounting policies (continued)

Actual results could differ from those estimates. Significant accounts that require estimates and judgments as the basis for determining the stated amounts include exploration and evaluation assets, restoration provision and share-based payments. Differences may be material.

b) Consolidation

These unaudited condensed interim financial statements include the accounts of the Company and its wholly-owned subsidiaries: Minera Cielo Azul Ltda., Minera Rayrock Ltda., Inversiones Cielo Azul Ltda and Rising Star Copper Limited. As of June 30, 2018 and under the Company’s restructuring plan (See note 3), RSC is a newly formed wholly owned subsidiary which has a 100% interest in MCC. MCC has a 100% interest in SCM Berta. All intercompany transactions, balances, income and expenses have been eliminated on consolidation.

c) New accounting standards adopted by the Company

The Company has adopted IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) effective January 1, 2018.  These changes to the Company’s significant accounting policies have not had a significant impact on the financial statements.

(i) IFRS 9, Financial instruments

Effective January 1, 2018, the Company has adopted IFRS 9 retrospectively. There were no quantitative impacts from adoption or any significant disclosure impact. See the condensed interim consolidated financial statements for the period ended March 31, 2018 for full disclosure.

(ii) IFRS 15, Revenue from contracts with customers

Effective January 1, 2018, the Company has adopted IFRS 15 using the modified retrospective method, although no adjustment to the opening deficit was required at the date of initial application. See the condensed interim consolidated financial statements for the period ended March 31, 2018 for full disclosure.

d) New accounting standards issued but not yet effective

IFRS 16, Leases

IFRS 16 addresses accounting for leases and lease obligations. It replaces the existing leasing guidance in IAS 17, Leases. The objective of the new standard is to report all leases on the statement of financial position and to define how leases and lease liabilities are measured. IFRS 16 is effective January 1, 2019 with early adoption permitted for companies that also apply IFRS 15. The Company is currently assessing the impact of IFRS 16.

There are no other IFRS’s or IFRIC interpretations that are not yet effective that are expected to have a material impact on the Company.

3 Reorganization of SCMB

a) SCMB Financing

During the quarter, Coro entered into the SCMB Financing, whereby GSII agreed to invest up to $12 million directly into SCM Berta. The SCMB Financing is in the form of secured convertible loan, convertible into common shares of RSC, bears interest at a rate of 15% per annum, commencing upon the completion of the SCMB reorganisation (which is expected to be within 60 days of the initial drawdown date) and matures 125 days from the initial drawdown date. One of the conditions of the SCMB Financing was the consolidation of the ownership of SCM Berta to be held 100% by MCC. (See note 3(b) below).

An initial $9 million was advanced on April 19, 2018. On July 30, 2018, an additional $0.6 million of the remaining $3 million financing was advanced to MCC (See note 17).

Should GSII convert its loan, GSII would hold a 75% interest in RSC and Coro would retain a 25% interest. Coro retained an option to fund an additional $4 million into RSC which would increase its interest in RSC to 50%. The Coro option matures 125 days from the initial drawdown date of April 19, 2018.

Coro Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in U.S. dollars, except where indicated)

b) Acquisition of ProPipe S.A. Non-Controlling Interest

Under the SCM Berta Amended Shareholders Agreement, ProPipe S.A. (“ProPipe”) held a 35% interest in SCM Berta. In April 2018, the Company acquired ProPipe’s 35% interest in SCM Berta for a purchase price of $2.0 million, payable as follows: (i) $0.5 million upon execution of sale agreement which was May 2018; (ii) $0.5 million payable 12 months following the initial payment; (iii) $0.5 million payable 18 months following the initial payment; and (iv) $0.5 million payable 24 months following the initial payment (25th May 2018).

The purchase price fair value was estimated at $1.9 million, with $1.4 million included in accounts payable related to the future payments. The transaction was considered a change in the ownership of a controlled subsidiary and accordingly, it has been accounted for as an equity transaction. The Company recorded a total of $7.2 million directly to its accumulated deficit and reduced the non-controlling interest relating to ProPipe to $nil.

4 Accounts receivable and prepaid expenses

$000's	June 30, 2018	December 31, 2017

Trade receivable	-	143
Value added taxes	2,819	2,442
Prepaid expenses and other receivables	1,592	714

	4,411	3,299

5 Inventories

$000's	June 30, 2018	December 31, 2017

Consumable parts and supplies	531	160
Ore stockpiles	654	258
Copper in circuit	868	1,083
Finished goods	1,062	455

	3,115	1,956

Coro Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in U.S. dollars, except where indicated)

6 Property, plant and equipment

$000’s	Mineral property & mine development	Berta facilities	Nora plant	Ivan plant	Other	Construction in progress	Total
Cost
January 1, 2017	7,900	-	12,597	-	65	336	20,898
Disposals	-	-	(270)	-	-	-	(270)
Acquisition	-	-	-	10,786	-	-	10,786
Equipment transfers	-	37	132	(169)	-	-	-
Impairments	-	-	(15,683)	-	-	-	(15,683)
Additions	86	5,681	7,224	76	126	(72)	13,121
December 31, 2017	7,986	5,718	4,000	10,693	191	264	28,852
Impairments	-	-	(4,262)	-	-	-	(4,262)
Additions	(8)	12	4,262	-	119	-	4,385
June 30, 2018	7,978	5,730	4,000	10,693	310	264	28,975

Accumulated depreciation
January 1, 2017	-	-	-	-	(37)	-	(37)
Depreciation	-	-	-	-	(25)	-	(25)
December 31, 2017	-	-	-	-	(62)	-	(62)
Depreciation	-	-	-	-	(43)	-	(43)
June 30, 2018	-	-	-	-	(104)	-	(104)

Net book value
January 1, 2017	7,900	-	12,597	-	28	336	20,861
December 31, 2017	7,986	5,718	4,000	10,693	129	264	28,790
June 30, 2018	7,978	5,730	4,000	10,693	206	264	28,871

SCM Berta operational assets comprise the Berta mineral property & mine development (“Berta Mine”), Berta Facilities and the Nora Plant. None of the SCM Berta operational assets have been depreciated as the Company is yet to declare commercial production as of June 30, 2018.

Impairment assessments for the Berta Facilities and for the Nora Plant

As of June 30, 2018, the Company continued to capitalize costs on the Berta Facilities and the Nora Plant as it has not yet reached commercial production.

As of December 31, 2017, the Company concluded that an impairment indicator existed in respect of the Berta Facilities and the Nora Plant. Collectively these assets have not yet been able to operate in the manner intended by management and they have not been capable of generating positive returns. Accordingly, as part of its impairment assessment, the Company concluded that the Berta Mine and the Berta Facilities would be treated as one cash-generating unit (“CGU”) and that the Nora Plant would be treated as a separate CGU.

The key assumption for the Nora Plant is that it will be used to process ore from deposits in a closer proximity to the plant than the Berta Mine, such as the Company’s El Jote project. This is because without the pipeline to link the Berta Facilities and the Nora Plant, the performance of the combined assets has not proven economic to date.

In respect of the Nora Plant, the Company recognized an impairment of $15.7 million reducing the carrying value of the Nora Plant to $4 million. In determining the fair value, the Company considered the future uses of the plant, the original acquisition cost and the current operating condition of the Nora Plant.

Coro Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in U.S. dollars, except where indicated)

6 Property, plant and equipment (continued)

As there were no significant changes in the assumptions relating to the net recoverable amount of the Nora plant from December 31, 2017, the Company recorded a further impairment of $4.3 million as of June 30, 2018.

The Company assessed the impairment of the Berta Facilities CGU on the basis that an SXEW plant would be constructed at the Berta mine. The key assumptions for the assessment of the fair value less costs to dispose of the Berta Facilities are as follows:

-	Average copper price for over the expected seven year mine life of $3.10 per pound.
-	Income tax rate of 35%
-	Discount rate of 10%.

The impairment assessment for the Berta Facilities did not result in an impairment charge to that CGU. A reduction in the average copper price estimate of 1% would result in the carrying value of the Berta Facilities being equal to its fair value less costs to dispose.

As there were no significant changes in the assumptions relating to the net recoverable amount of the Berta Facilities from December 31, 2017, no impairment charge was recorded as of June 30, 2018.

Berta Facilities

In December 2016, the Company commenced building the Berta Facilities (completed in June 2017) which included a crushing and agglomeration circuit and leach pads to produce Pregnant Leach Solution (“PLS”). Total Berta Facilities additions for the current year were $0.01 million (as at December 31, 2017: $5.7 million).

Nora Plant

Total additions for the current year at Nora Plant are net of pre-commercial production expenditures of $3.4 million (December 31, 2017: $6.3 million) and after sales proceeds of $9.6 million (December 31, 2017: $14.1 million). The Company also included other additions of $0.2 million (December 31, 2017: $0.5 million) and a capitalization of administration, financing and interest costs of $0.7 million (December 31, 2017: $0.3 million).

Ivan Plant

On June 8 2017, Coro acquired 100% of Minera Rayrock Ltda (“Rayrock”) from Compañia Minera Milpo S.A.A (“Milpo”). Rayrock owns 100% of the Ivan SXEW (solvent extraction and electrowinning) plant located about 18 km south of the Company’s Marimaca project. Milpo also retains a 2% of the net smelter return (“NSR”) on all production from the Rayrock mineral properties. Coro has the right to acquire 50% of the NSR for $2 million at any time and will have a right of first refusal over the NSR. The Rayrock acquisition was considered to be an asset acquisition for total purchase consideration of $6.6 million, of which $10.8 million was allocated to the Ivan Plant. The Ivan Plant was purchased with the intention that it be used to process ore from the Marimaca property. The Ivan Plant is not currently operative and will be kept in care and maintenance until it is necessary to start commissioning and testing. For the current year, the Company expensed $0.7 million for care maintenance cost associated to Ivan Plant.

Coro Mining Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in U.S. dollars, except where indicated)

7 Exploration and evaluation assets

	Marimaca Properties				Others
$000’s	MC	LA	SM	NAG	Prat	Ivan	El Jote	Total
Balance- January 1, 2017	-	-	-	-	220	583	135	938
Exploration and evaluation costs	5,100	415	-	-	-	56	180	5,751
Property acquisition costs	-	100	-	-	-	-	-	100
Writedown of exploration and evaluation assets	-	-	-	-	(220)	-	-	(220)
Reclassified to property, plant, equipment	-	-	-	-	-	(639)	-	(639)

Balance at December 31, 2017	5,100	515	-	-	-	-	315	5,930
Exploration and evaluation costs	1,956	608	-	-	-	-	-	2,564
Property acquisition costs	130	-	100	200	-	-	125	555
Balance at June 30, 2018	7,186	1,123	100	200	-	-	440	9,049

(1) Property acquisition costs for Rayrock/Ivan Plant include due diligence and evaluation costs.

a) Marimaca properties, Chile

Marimaca claims (“MC”)

In August 2014 and subsequently amended in April 2017, the Company entered into an agreement to acquire up to a 75% interest in the Marimaca claims. The Company can earn a 51% interest by paying $185,000 in two payments, $60,000 (paid initially) and the remaining $125,000 (paid in June 2018) following the completion of the NI 43-101 compliant resource estimate and engineering study demonstrating the technical and economic feasibility of an operation producing a minimum 1,500tpy of copper cathode by August 2018 (completed). Coro can acquire a further 24% interest by obtaining project construction finance or contributing the Ivan Plant. The owner of the property will maintain a 25% interest with a 15% interest free carried to commercial production and a 10% participating interest that is subject to dilution.

Commencing January 1, 2017, the costs associated with the Marimaca property were capitalized.

After completing all the milestones to acquire 51% interest in the Marimaca option agreement and subsequent to June 30, 2018, the Company announced a completed private placement and a sub-guaranteed Rights Offering and outlined the plans for the Marimaca Claim and its surrounding acquisitions (See note 17).

La Atomica claims (“LA”)

Under the terms of the August 2017 La Atomica Letter of Intent (“LOI”) (Option Agreement signed October 2017), the Company may acquire 100% of the La Atomica property by paying a total of $6.0 million as follows: $100,000 (paid); $0.5 million on the 12-month anniversary date; $1.0 million on the 24-month anniversary date; and $4.0 million on the 36-month anniversary date. A 1.5% NSR is payable on the claims, with the Company retaining an option to purchase 0.5% out of the 1.5% for $2.0 million at any time.

La Atomica claims are an important part in the development plan of the Marimaca claim because the claims are very close to the limits of the Marimaca claim. Subsequent to June 30, 2018, the Company announced a completed private placement and a sub-guaranteed Rights Offering and outlined the plans for the Marimaca Property and its surrounding acquisitions (note 17).

Sierra Miranda claims (“SM”)

Under the terms of the January 2018 Sierra Miranda LOI, the Company may acquire 100% of Sierra Miranda mining claims (the “SM Claims”) immediately adjoining its Marimaca claims for a total cash consideration of $6.0 million of which $100,000 was paid in Q1 2018 and in August 2018, the remaining balance of $5.9 million was paid on completion of due diligence and certain transfers of title. In addition, the claims will be subject to a 2% NSR.

Coro Mining Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in U.S. dollars, except where indicated)

7 Exploration and evaluation assets (continued)

Considered a crucial part in the development plan of Marimaca, the Sierra Miranda claims will be part of the Company’s exploration plans announced subsequent to June 30, 2018 (See note 17).

Naguayan claims (“NAG”)

Under the terms of the October 2017 Naguayan LOI (Option Agreement signed January 2018), the Company may acquire 100% of the Naguayan property for a total of $6.5 million; $200,000 (paid); $300,000 on the 12-month anniversary date; $700,000 on the 24-month anniversary date; $1.75 million on the 36 month anniversary date; and $3.55 million on the 48-month anniversary date. A 1.5% NSR is payable, with the Company retaining an option to purchase 0.5% out of the 1.5% for $2.0 million within the first 12 months following the start of commercial production on the property. As the Naguayan claims are not located adjacent to the known mineralization, only acquisition costs are capitalized at this time.

The real geological potential of the Marimaca District still has to be determined by the Company.

b) Other properties, Chile

El Joté

In May 2016, SCMB optioned the El Joté (formerly called “Salvadora”) a copper project located ~ 30km NW of the Nora Plant and 58 km NE of the port of Chañaral in the III Region of Chile. Under the terms of the agreement, SCMB may acquire a 100% interest in the property by completing the following option payment schedule totalling $3.0 million; $320,000 on or before May 2016 (paid); $250,000 on or before May 2018 (paid $125,000) and $2.43 million on or before May 2019. The final payment may be made in eight equal instalments of $0.3 million plus interest at LIBOR, and SCMB may start production with the first instalment payment. A 1.5% NSR is payable, which can be purchased for $1.5 million at any time.

On May 2018, the company paid $125,000 and signed an agreement to defer the remaining $125,000 of the $250,000 payment due on May 2018 to August 15, 2018.

El Jote is a potential additional source of future feed for Nora Plant, so the Company is evaluating the results of the work done recently in the property in order to know its full potential (See note 17).

8 Accounts payable and accrued liabilities

$000's	June 30, 2018	December 31, 2017

Accounts payable	5,034	6,451
Accrued liabilities	3,074	4,368

	8,108	10,819

Approximately over 72% ($6.9 million) of the accounts payable and accrued liabilities balances are related to SCMB as at June 30, 2018 (December 31, 2017 - $9.7 million).

Coro Mining Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in U.S. dollars, except where indicated)

9 Other debt

$000’s	June 30, 2018	December 31, 2017

Greenstone shareholder loans (a)	17,586	2,940
Greenstone shareholder convertible loan (a)	2,048	-
Finance leases	-	160
ProPipe loan (b)	1,354	250
Deferred revenue	-	312
Total other debt	20,988	3,662
Current portion	(20,135)	(3,412)

Non-current portion	853	250

a) Greenstone shareholder loans

Loan 1

In December 2017, Coro entered into a credit agreement with its major shareholder Greenstone, pursuant to which Greenstone advanced $3 million to the Company. Under the terms of the credit agreement, the loan has an eleven-month term and bears interest at 12% per annum until March 31, 2018, after which the interest has increased to 15%. Greenstone will receive a 3% arrangement fee payable at the end of the loan term under the credit agreement.

As of June 30, 2018, the Company owes $3.3 million, including accrued $0.3 million in interest and fees.

Loan 2

In February 2018, Coro entered into a further credit agreement with Greenstone pursuant to which Greenstone advanced $5 million to Coro. Under the terms of the credit agreement, the loan has an eleven-month term and bore interest at 12% per annum until June 30, 2018, after which the interest rate increased to 15%. Greenstone will receive a 3% arrangement fee payable at the end of the loan term under the credit agreement.

As of June 30, 2018, the Company owes $5.3 million, including accrued $0.3 million in interest and fees.

Loan 3

In April 2018, Coro signed a convertible loan agreement with Greenstone for a $2 million convertible loan to fund ongoing working capital requirements including Marimaca project costs and associated corporate costs. The convertible loan has a maturity date of the earlier of an equity raising by Coro of not less than $5 million and 30 January 2019. The $2 million is convertible into common shares of Coro at a price equal to the greater of: CA$0.09 and the Coro common share price of any equity raising by Coro. The convertible loan will attract interest of 12% for the first 6 months and 15% interest thereafter.

The conversion feature represent embedded derivatives as the Company will be required to deliver a variable number of its own shares (priced at the greater of CA$0.09 per share and the Coro common share price of any equity raising by Coro) in exchange for a fixed amount of U.S. dollars. These derivatives are of nominal value.

As of June 30, 2018, the Company owes $2.05 million, including $0.05 million in interest and fees. Subsequent to June 30, 2018, the loan was converted into Coro’s shares (See note 17).

Loan 4

In April 2018, Coro entered into a $12 million SCMB Financing for the SCM Berta operation with Coro retaining an interest in the existing SCM Berta operation and the right to participate in the future capital development of the project. Coro agreed to a binding term sheet with GSII, whereby GSII would invest up to $12 million directly in SCMB. The SCMB Financing was structured as a secured loan; convertible into shares of Coro’s newly formed wholly owned subsidiary RSC which has a 100% interest in MCC. As at June 30, 2018, MCC is a wholly owned subsidiary that has a 100% in SCM Berta.

Coro Mining Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in U.S. dollars, except where indicated)

9 Other debt (continued)

As of June 30, 2018, an initial $9 million of the $12 million were advanced to MCC.

b) ProPipe shareholder loan

The SCMB Financing was conditional on Coro acquiring the remaining 35% minority interest for an initial upfront payment of $0.50 million, with three future instalments of $0.5 million falling 12, 18 and 24 months after the initial payment. The Company also agreed to pay an outstanding $0.25 million loan to ProPipe.

As of June 30, 2018, the Company repaid the $0.25 million loan to ProPipe and advanced $0.5 million towards the acquisition of the 35% minority interest in SCMB and recorded $1.4 million as the fair value of the future unpaid liabilities (See note 3(b)).

10 Common shares

Authorized

The Company has an unlimited number of authorized common shares without par value.

Issued

As of June 30, 2018, the Company had 651,929,511 (December 2017: 651,929,511) common shares issued and outstanding.

Capital risk management

The Company considers its components of shareholders’ equity as capital. As the Company is in the development stage, its principal source of funds is from the issuance of common shares. It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore and develop its projects for the benefit of its stakeholders (See note 1).

11 Share stock options

The Company has a stock option plan that permits the granting of stock options to directors, officers, key employees and consultants. Terms and pricing of options are determined in accordance with the plan. A total of 10% of the issued and outstanding common shares of the Company may be allotted and reserved for issuance under the stock option plan.

	June 30, 2018		December 31, 2017
	Number of shares	Weighted average exercise price CA$	Number of shares	Weighted average exercise price CA$

Outstanding - January 1	33,450,000	0.13	34,290,000	0.16
Granted	4,900,000	0.09	1,000,000	0.16
Granted	-	-	5,000,000	0.11
Exercised	-	-	(600,000)	0.10
Exercised	-	-	(1,500,000)	0.04
Expired	-	-	(3,740,000)	0.41
Expired	-	-	(500,000)	0.20
Expired	-	-	(500,000)	0.14

Outstanding - June 30	38,350,000	0.13	33,450,000	0.13

Coro Mining Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in U.S. dollars, except where indicated)

11 Share stock option (continued)

At June 30, 2018 the following stock options were outstanding:

Number of options outstanding	Number of options vested and exercisable	Exercise price CA$	Expiry date

3,200,000	3,200,000	0.10	2019
10,250,000	10,250,000	0.04	2021
14,000,000	3,800,000	0.20	2021
1,000,000	1,000,000	0.16	2022
5,000,000	3,333,333	0.11	2022
4,900,000	166,667	0.09	2023

38,350,000	21,750,000

During the six months ended June 30, 2018, the Company granted 4,900,000 stock options in two tranches to certain officers and directors with an exercisable price of CA$0.09 for a period of 5 years. 166,667 vested immediately and the remaining will vest within a three-year period.

Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted:

$000's	June 30, 2018	June 30, 2017

Risk-free interest rate	0.76%-1.05%	0.76% to 1.05%
Expected life	2.0 to 3.5 years	2.5 to 3.5 years
Expected volatility	118%	122%
Expected dividend	0%	0%

For the six months ended June 30, 2018, total share-based compensation expense was $214,000 (2017: $495,000). For the three months ended June 30, 2018, total share-based compensation expense was $121,494 (2017: $213,903).

12 Exploration expenditures

	Three months ended June 30, 2018
$000's	El Jote	Marimaca District	General	Total

Drilling & trenching costs	5	-	174	179
General & administration costs	-	113	108	221
Property investigations	-	-	(21)	(21)

Total	5	113	261	379

Coro Mining Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in U.S. dollars, except where indicated)

12 Exploration expenditures (continued)

	Three months ended June 30, 2017
$000's	El Jote	Marimaca District	General	Total

General & administration costs	-	-	14	14
Property investigations	-	-	24	24

Total	-	-	38	38

	Six months ended June 30, 2018
$000's	El Jote	Marimaca District	General	Total

Drilling & trenching costs	4	61	175	240
General & administration costs	7	131	419	557
Property investigations	-	-	1	1

Total	11	192	595	798

	Six months ended June 30, 2017
$000's	El Jote	Marimaca District	General	Total

General & administration costs	-	-	29	29
Property investigations	-	-	27	27

Total	-	-	56	56

a) Marimaca District, Chile

The Marimaca District is a new exploration area for the Company located northeast of the Marimaca project, which is located 22 kms. East of the Port of Mejillones in the II Region of Chile. Exploration activity in Marimaca District, Chile includes other property exploration expenditures and costs associated with the wholly owned Naguayan property.

b) General, Chile

General exploration includes the costs associated with the Celeste, Llancahue, Gloria, Ivan, and Sierra Medina claims.

c) El Jote, Chile

El Jote (formerly called “Salvadora”) group op claims is an exploration copper project optioned by SCMB in May 2016. Located approximately 30km NNW of the Nora Plant, in the III Region of Chile. SCMB may acquire a 100% interest in the property by completing $3.0 million distributed into annual payments. The focus of the current exploration program is to explore and discover potentially open pitable & leachable copper resources to be treated at the Nora Plant.

Coro Mining Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in U.S. dollars, except where indicated)

13 Related party transactions

The Company considers related party all key management personnel having authority and responsibility for planning, directing, and controlling the activities of the entity, directly or indirectly, including any directors (whether executive or otherwise) of the entity.

$000’s	Three months ended		Six months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Paid to related parties
Short-term employee benefits	282	241	834	746
Share-based payments	76	279	162	467

Total	358	520	996	1,213

As at June 30, 2018, a total of $19.7 million was payable to the Company’s major shareholder Greenstone; included under current portion of other debt. Subsequent to June 30, 2018, a $2 million loan from an affiliate of a major shareholder Greenstone was converted into Coro’s shares (note 17).

14 Geographic Information

The Company operates in a single operating segment, mineral exploration and development. The following table provides geographic information about the Company’s assets and operations.

$000's	Canada	Chile	Total

June 30, 2018
Non-current assets	545	37,375	37,920
Total assets	998	47,339	48,337
Total liabilities	10,887	24,871	35,758

December 31, 2017
Non-current assets	565	34,155	34,720
Total assets	2,074	40,712	42,786
Total liabilities	3,290	17,774	21,064

15 Financial instruments

Financial instruments include cash and any contracts that give rise to a financial asset to one party and a financial liability or equity instrument to another party. As at June 30, 2018, the Company's carrying values of cash and cash equivalents, accounts receivable and loans approximate their fair values due to their short term to maturity.

The fair value of the Company’s accounts payable and accrued liabilities may be significantly lower than the carrying value given the Company’s going concern uncertainty and the fair value is not readily determinable.

The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

Coro Mining Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in U.S. dollars, except where indicated)

15 Financial Instruments (continued)

Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits cash and cash equivalents with high credit quality financial institutions as determined by rating agencies.

Currency risk

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses would impact profit or loss.

The Company’s significant subsidiaries are located in Chile and the parent company is in Canada. As a result a portion of the Company’s accounts receivable, accounts payable and accruals are denominated in the Chilean Peso and Canadian Dollars and are therefore subject to fluctuation in exchange rates.

As the Company’s parent company functional currency is the Canadian dollar, a 100 basis point (one per cent) increase-strengthening (decrease-weakening) in the U.S. dollar at period end would have resulted in the net loss being $155,570 higher (a greater loss) or $155,570 lower.

Interest rate risk

The Company was exposed to interest rate risk on cash and cash equivalents held as at June 30, 2018. A 100 basis point (1%) increase or decrease in the interest rate would resulted in approximately $28,506 change in the Company’s reported loss for the period ended June 30, 2018 based on average cash holdings during the period.

The Company is also subject to interest rate risk with respect to the off-take advance on Berta copper production. A 100 basis point (1%) increase or decrease in the interest rate would not result in a significant change to the Company’s reported loss for the period ended June 30, 2018.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with its financial liabilities.   The Company is reliant upon equity issuances as its sole source of cash.  The Company manages liquidity risk by maintaining an adequate level of cash and cash equivalents to meet its ongoing obligations. The Company continuously reviews its actual expenditures and forecast cash flows and matches the maturity dates of its cash equivalents to capital and operating needs. For further information related to liquidity and going concern (See note 1).

16 Commitments and option payments

The following table sets out the commitments and option payments of the Company as of June 30, 2018.

$000's	Six months 2018	2019	2020	Thereafter	Total

Property option payments (note 6)

El Jote	125	2,440	-	-	2,565
La Atomica	500	1,000	4,400	-	5,900
Marimaca	125	-	-	-	125
Naguayan	-	300	700	5,300	6,300
Sierra Miranda	5,900	-	-	-	5,900

Total property payments	6,650	3,740	5,100	5,300	20,790

Operating leases	54	95	70	-	220

Total	6,704	3,835	5,170	5,300	21,010

Coro Mining Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in U.S. dollars, except where indicated)

17 Subsequent events

Additional drawdown under SCMB Facility

On July 30, 2018, the Company drew an additional $0.6 million from the remaining $3 million available under the SCMB Financing to increase the total outstanding convertible debt to $9.6 million (See note 9).

Private placement & rights offering

On August 7, 2018, the Company announced a CAD$46.7 million (approximately $36 million) financing plan which is comprised of a closed premium non-brokered CAD$13.2 million (approximately $10 million) private placement with an entity of the Tembo Capital private equity group and a forthcoming CAD$33.6 million (approximately $26 million) rights offering (“Rights Offering”) for which Tembo Capital has agreed to provide a stand-by guarantee. The proceeds will be used to repay debt, acquire surrounding properties and fund exploration program and resource expansion at Coro's flagship Marimaca project and commence a fully funded exploration program on these properties.

The Company issued 109,733,334 common shares at a price of CAD$0.12 per common share pursuant to the private placement, generating gross proceeds of CAD$13.2 million.

$5.9 million option payment for Sierra Miranda claims

On August 3, 2018, the Company paid $5.9 million under an option agreement to complete the acquisition of the Sierra Miranda claims, which are adjacent to Coro’s Marimaca property.

$2 million loan conversion

On August 9, 2018, triggered by the previously announced and completed private placement, the Company converted a $2 million loan, held by Greenstone, into 21,883,492 common shares at a conversion price of CAD$0.12 per common share.